*3/12 KW

15048584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC Mail Processing Section MAR 02 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -67613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

TRADE INFORMATICS LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2700 Westchester Avenue, Suite 109

PURCHASE,	**NEW YORK**	**10577**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLAN GOLDSTEIN **(914) 220-1655**

(Area Code –Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ALLAN GOLDSTEIN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of:
TRADE INFORMATICS LLC, as of DECEMBER 31, 2014,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

CFO + COO
Title

X [signature]
Notary Public

Giuseppe D.Nobile
Notary Public, State of New York
NO. 01N06094603
Qualified in Westchester County
Commission Expires June 23, 2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRADE INFORMATICS LLC

(formerly SJ LEVINSON & SONS LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	2,671,143
Securities owned, at market value (Note 3)	-
Due from broker	1,994,865
Commissions/Other Accounts Receivable	195,006
Fixed & Intangible Assets -	
net of accumulated depreciation & amortization of $1,977,766 (Note 4)	5,314,296
Goodwill	4,330,559
Other assets	274,254
Total assets	$ 14,780,123
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses and liabilities (Note 5)	1,786,060
Total liabilities	1,786,060
Commitments and Contingencies (Notes 8 and 10)	-
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 7)	-
Capital (Note 11)	12,994,063
Total liabilities and members' capital	$ 14,780,123

The accompanying notes are an integral part of this statement.

TRADE INFORMATICS LLC
(FORMERLY SJ LEVINSON & SONS LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1- Nature of Business

Trade Informatics LLC (The "Company", formerly SJ Levinson & Sons LLC), a limited liability company, is a New York company formed in 2007 for the purpose of conducting business as a broker-dealer in securities. It is registered with the Securities & Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions and commission income (and the recognition of related income and expenses) are recorded on a trade date basis. The Company receives revenue related to licensing and consulting agreements with certain clients. The Company recognizes such revenue over the term of agreement. Such revenue is included in "Other Income" on the Statement of Operations.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d) Depreciation and Amortization

Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Intangible assets are amortized over a period ranging from 1 to 15 years depending on their expected life.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

f) ***Subsequent Events***

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g) ***Fair Value Measurements***

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2014:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$ -0-	$-0-	$-0-	$-0-

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values at December 31, 2014, are summarized as follows:

Equity	$-0-
	$-0-

Note 4- Property, Equipment, Leasehold Improvements, Intangibles

Property, equipment, leasehold improvements and intangible assets consist of the following as of December 31, 2014:

Furniture, fixtures and office equipment	$1,110,669
Computer equipment	$319,814
Leasehold improvements	$196,580
Intangible Assets	$5,665,000
Less accumulated depreciation and amortization	$(1,977,767)
	$5,314,296

Note 5- Due to Customers

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreement, the Company uses a portion of the commissions charged to provide these services. The excess commissions charged over such services provided, and included in "accounts payable and accrued expenses" amounted to $959,266 at December 31, 2014.

Note 6- Liabilities Subordinated to the Claims of General Creditors

The Company previously held subordinated liabilities of both secured demand notes covered by secured demand note collateral agreements and subordinated loan agreements both of which were approved by FINRA. The notes were to mature February 28, 2015, bore interest of 4.5% and automatically renewed annually. $4,800,000 of such notes were covered by secured demand note collateral agreements. In 2014, $121,724 of interest was paid on these notes. In June 2014, the notes were fully pre-paid in accordance with FINRA rules.

Note 7- Commitments and Contingencies

Office Lease

The Company leases three premises, its main office and two satellite offices. The main lease expires February 29, 2020. The second lease expires February 13, 2020. The third lease terminates on February 28, 2015. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 2014, the minimum rental commitments, before escalations, under the remainder of the leases are as follows:

Year	Amount
2015	$175,128
2016	$252,449
2017	$254,331
2018	$256,213
2019	$256,371
2020	$35,971

Note 8- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company may contribute annually at the discretion of management. The Company's maximum contribution would be 5% of the eligible compensation. For the year ended December 31, 2014, the Company's liability to the plan was $-0-.

Note 9- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 10- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $2,827,811, which was $2,577,811 in excess of its required net capital of $250,000. The Company's net capital ratio was 63%.

A copy of the Company's Statement of Financial Condition as of December 31, 2014, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority (FINRA).

TRADE INFORMATICS LLC
(formerly SJ LEVINSON & SONS LLC)
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2014

Credit Factors		
Capital		$ 12,994,063
Subordinated liabilities		0
Total credit factors		12,994,063
Debit Factors		
Commissions receivable		195,006
Fixed assets/Intangibles & Goodwill (Net)		9,644,855
Other assets		326,390
Haircuts		-
Total debit factors		10,166,251
Net Capital		2,827,812
Less: Minimum net capital requirements Greater of 6 2/3% of aggregate indebtedness or $100,000		250,000
Remainder: Capital in excess of all requirements		$ 2,577,812
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	1,786,060	
	= 63.16%	
Divided by: Net capital	2,827,812	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses & other liabilities		$ 1,786,060

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2014

The accompanying notes are an integral part of this statement.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Trade Informatics LLC (Formerly SJ Levinson & Sons LLC)
2700 Westchester Avenue – Suite 109
Purchase, NY 10577

We have audited the accompanying statement of financial condition of Trade Informatics LLC. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trade Informatics LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 4, 2015

TRADE INFORMATICS LLC

(FORMERLY SJ LEVINSON & SONS LLC)

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Trade Informatics LLC
2700 Westchester Avenue Suite 109
Purchase, NY 10577

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Trade Informatics LLC. (formerly SJ Levinson & Sons LLC) ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
February 4, 2015

TRADE INFORMATICS LLC
(Formerly SJ LEVINSON & SONS LLC)
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2014

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 12,474,604
Additions	3,550
Deductions	(3,574,432)
SIPC Net Operating Revenues	$ 8,903,722

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 8,903,722
General Assessment @ .0025	22,259

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July, 2014	(12,422)
Assessment Balance Due	$ 9,837

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2014.

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 8,903,722
SIPC Net Operating Revenues as computed above	8,903,722
Difference	$ -